

March 14, 2013

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
3300 Olcott Street
Santa Clara, CA 95054

Re: Palo Alto Networks, Inc.
Form 10-Q for the Quarterly Period Ended January 31, 2013
Filed March 4, 2013
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 4, 2012
File No. 001-35594

Dear Mr. McLaughlin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended January 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For example, your disclosures on page 20

indicate that the increase in services revenue for the six month period ended January 31, 2013 was primarily driven by new end-customers and, to a lesser extent, additional sales of subscription and support and maintenance services to your existing end-customer base. As another example, your disclosures on page 21 indicate that the remaining increase in sales and marketing expense during the six month period ended January 31, 2013 was primarily due to an increase in allocated costs, travel and entertainment costs, and office equipment and software costs in support of your sales efforts. In future filings, please revise your disclosures to quantify each source that contributed to a material change and discuss the reasonably likely impact on future operating results. In addition, your disclosure should remove vague terms such as "primarily" in favor of specific quantifications. We refer you to Section III.B.3 of SEC Release 33-8350.

Form 10-K for the Fiscal Year Ended July 31, 2012

Consolidated Financial Statements

Note 13. Selected Quarterly Financial Data (Unaudited), page 88

2. Please tell us your consideration of including per share data in your selected quarterly financial data. We refer you to Item 302(a)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant